Filed by Delwinds Insurance Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Delwinds Insurance Acquisition Corp.

Commission File No.: 001-39783

Date: May 4, 2022

On May 4, 2022, Andrew Poole, the Chief Executive Officer of Delwinds Insurance Acquisition Corp., which is party to a previously disclosed Transaction Agreement, dated as of February 24, 2022, with FOXO Technologies Inc., among other parties, through his social media accounts, shared the following posts on twitter.